At Sunrise Telecom Incorporated
Paul Marshall
Acting Chief Financial Officer
(408) 363-8000

SUNRISE TELECOM REPORTS $13.8 MILLION SALES FOR FIRST QUARTER 2004

~ Second quarter 2004 sales projected between $12 and $16 million ~
~ Valuation allowance of $7.3 million on deferred tax assets ~
~ Loss from operations of $0.1 million ~

SAN JOSE, CA, April 22, 2004 – Sunrise Telecom Incorporated (NASDAQ: SRTI), a leading provider of service verification equipment for the telecommunications and cable broadband industries, reported sales for the first quarter of 2004 of $13.8 million, compared with $11.9 million in the first quarter of 2003 and $20.4 million in the fourth quarter of 2003. During the quarter, Sunrise recognized a $7.3 million non-cash charge in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Diluted net loss per share was $0.15, compared with a net loss of $0.04 per share in the first quarter of 2003 and with net income of $0.04 per share in the fourth quarter of 2003. Sunrise's loss from operations was $0.1 million, compared with a loss of $3.5 million in the first quarter of 2003 and income from operations of $2.8 million in the fourth quarter of 2003. Sunrise had backlog at March 31, 2004 of $5.9 million, compared with $2.0 million at the end of the first quarter of 2003 and $6.4 million at the end of the fourth quarter of 2003.

"During the first quarter, we saw continued demand for DSL test solutions as the largest piece of our business," said Paul Chang, CEO. "Additionally, our protocol division experienced increasing success with its Netracker and 3GMaster lines, and international markets continued to be strong, generating nearly half of our revenues. We experienced a typically slow January and February for orders, with a rebound in March, as customers firmed up their annual plans and started releasing budgets. Overall, we were pleased to generate $3.8 million in cash from operating activities."

Added Paul Marshall, Acting CFO, "We placed a valuation allowance on our deferred tax assets this quarter. Although current trends at Sunrise point to continuing improvement, industry conditions continue to be uncertain, and our most recent assessment in applying the SFAS No. 109 criteria indicates that it is appropriate to record the valuation allowance in the first quarter."

Outlook

Continued Chang, "Regarding our outlook, we expect sales of $12 to $16 million during the second quarter, a substantial improvement from the second quarter of 2003. Continued network evolution in areas such as metro Ethernet services, Voice over IP, and broadband Internet access gives us many opportunities to deliver new solutions for installation and maintenance. We expect that our customers will increase spending in 2004 as compared with last year, primarily as a result of higher end-user demand for services incorporating new transmission and networking technologies. To better serve our customers' needs, we expect to announce additions to our principal product lines during the second quarter. These new products, along with continuing enhancements to our existing core products, should keep our product lines vital and attractive to our customers."

Valuation Allowance on Deferred Tax Assets

In accordance with SFAS No. 109, Sunrise has assessed its deferred tax assets and the need for a valuation allowance. The methodology for assessing Sunrise's deferred tax assets is a critical accounting policy that has been described in its SEC filings. In brief, this methodology considers in specific ways positive and negative evidence about Sunrise's ability to generate sufficient future taxable income to realize its deferred tax assets. This assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires significant judgment with respect to benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors.

Sunrise has incurred cumulative net losses in recent years, and after revising its assessment of its financial prospects after the close of the first quarter of 2004, Sunrise has concluded that it is presently unable to predict with a high degree of certainty that it will be able to generate an operating profit during 2004. Therefore, the Company has included $7.3 million in income tax expense for the quarter in order to establish a valuation allowance equal to the balance of its net deferred tax assets for most tax jurisdictions. This expense does not impact Sunrise's cash flow or liquidity and does not mean that Sunrise owes income taxes. Because of this valuation allowance, however, Sunrise will no longer report on its balance sheet most of the future tax benefits expected when past operating losses are applied to future taxable profits. Sunrise will review the valuation allowance periodically and may reverse the allowance, in whole or in part, when business results have sufficiently improved to justify recognition of the deferred tax assets for GAAP reporting purposes. Until that time, Sunrise will not record any significant tax benefits on future operating losses.

Conference Call

Sunrise will host a conference call today at 2:00 p.m. Pacific Time (5:00 p.m. Eastern Time), during which Paul Chang, President and Chief Executive Officer, and Paul Marshall, Acting Chief Financial Officer, will further discuss these results and Sunrise's outlook. To listen to the call, please dial (800) 915-4836 at least five minutes prior to the start. This call can also be accessed via Web cast at the Investors/Governance section of the company's Web site at www.sunrisetelecom.com. A Web replay will also be available for at least two weeks at this same Web address.

Summary of Financial Results

(In thousands, except per share data, unaudited)

| | For the Three Months Ended | | |
	March 31, 2004	December 31, 2003	March 31, 2003
Net sales	$ 13,801	$ 20,444	$ 11,858
Operating income (loss)	$ (135)	$ 2,822	$ (3,494)
Net income (loss)	$ (7,492)	$ 1,974	$ (2,035)
Diluted EPS	$ (0.15)	$ 0.04	$ (0.04)
Shares outstanding (diluted)	50,164	50,913	49,507

About Sunrise Telecom Incorporated

Sunrise Telecom Incorporated manufactures and markets service verification equipment to pre-qualify, verify, and diagnose telecommunications, cable broadband and Internet networks. Sunrise's products offer broad functionality, leading-edge technology, and compact size to test a variety of new broadband services. These services include wireline access (including DSL), fiber optics, cable broadband, cable modem, and signaling networks. Sunrise's products are designed to maximize technicians' effectiveness in the field and to provide realistic network simulations for equipment manufacturers to test their products. Sunrise was founded in 1991 and is based in San Jose, California. Sunrise distributes its products throughout six continents through a network of sales representatives, distributors and a direct sales force. For more information, visit Sunrise's Web site at www.sunrisetelecom.com.

Sunrise Telecom is a registered trademark of Sunrise Telecom Incorporated. All other trademarks mentioned in this document are the property of their respective owners.

Forward-Looking Statements

This press release contains forward-looking statements, including sales estimates for the second quarter of 2004, future introductions of new products and product enhancements, and expectations for future profitability and use of deferred tax assets, within the meaning of Section 21 E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made pursuant to safe harbor provisions and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific factors that may cause results to differ include the following: Sunrise's ability to manage growth and slowdowns; deferred or lost sales resulting from order cancellations or order changes; deferred or lost sales resulting from Sunrise's lengthy sales cycle; a lack of acceptability or slower than anticipated acceptability for Sunrise's new products and modules; lower than anticipated end-user demand for telecommunications services, particularly broadband applications, and a corresponding cutback in spending by our customers; slower than anticipated product development or introduction into the marketplace; unanticipated delays in product delivery schedules; the uncertain impact of the cost cutting measures Sunrise has taken to date and those that Sunrise may take in the future; unanticipated difficulties associated with international operations; increased competitive pressures; rapid technological change within the telecommunications industry; Sunrise's dependence on a limited number of major customers; Sunrise's dependence on limited source suppliers; a sustained slowdown in the growth of the telecommunications industry; and the loss of key personnel. These risks and uncertainties are described in more detail in Sunrise's reports filed with the Securities and Exchange Commission, including, but not limited to, its Form 10-K for the year ended December 31, 2003. Sunrise assumes no obligation to update the forward-looking statements included in this press release.

-Financial Tables Following-

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands, except share and per share data, unaudited)

	March 31, 2004	December 31, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 40,753	$ 39,885
Accounts receivable, net	8,721	13,112
Inventories	8,140	7,286
Prepaid expenses and other assets	797	577
Deferred tax assets	341	5,604
Total current assets	58,752	66,464
Property and equipment, net	26,359	26,929
Restricted cash	306	106
Marketable securities	2,757	2,133
Goodwill	12,768	12,815
Intangible assets, net	5,133	5,869
Deferred tax assets	-	1,660
Other assets	681	631
Total assets	$ 106,756	$ 116,607
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Short-term borrowings and current portion of notes payable	$ 316	$ 382
Accounts payable	1,687	1,729
Other accrued expenses	7,769	8,979
Income taxes payable	372	23
Deferred revenue	327	660
Total current liabilities	10,471	11,773
Notes payable, less current portion	1,001	1,095
Deferred tax liabilities	615	-
Deferred revenue	205	178
Other liabilities	4	4
Stockholders' equity:		
Common stock, $0.001 par value per share; 175,000,000 shares authorized: 52,052,070 and 51,827,926 shares issued as of March 31, 2004 and December 31, 2003, respectively; 50,300,191 and 50,076,047 shares outstanding as of March 31, 2004 and December 31, 2003, respectively	50	50
Additional paid-in capital	69,223	69,099
Deferred stock-based compensation	-	(267)
Retained earnings	23,295	33,294
Accumulated other comprehensive income	1,892	1,381
Total stockholders' equity	94,460	103,557
Total liabilities and stockholders' equity	$ 106,756	$ 116,607

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data, unaudited)

	Three Months Ended March 31,	
	2004	**2003**
Net sales	$ 13,801	$ 11,858
Cost of sales	4,250	4,503
Gross profit	9,551	7,355
Operating expenses:		
Research and development	3,912	4,206
Selling and marketing	3,963	4,371
General and administrative	1,811	2,272
Total operating expenses	9,686	10,849
Loss from operations	(135)	(3,494)
Other income, net	53	158
Loss before income taxes	(82)	(3,336)
Income tax expense (benefit)	7,410	(1,301)
Net loss	$ (7,492)	$ (2,035)
Loss per share:		
Basic	$ (0.15)	$ (0.04)
Diluted	$ (0.15)	$ (0.04)
Shares used in per share computation:		
Basic	50,164	49,507
Diluted	50,164	49,507

SUNRISE TELECOM INCORPORATED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands, unaudited)

	Three Months Ended March 31,	
	2004	2003
Cash flows from operating activities:		
Net loss	$ (7,492)	$ (2,035)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	1,801	1,915
Amortization of deferred stock-based compensation	266	530
Provision for losses on accounts receivable	(344)	(214)
Loss on disposal of property and equipment	95	149
Purchased in-process research and development	—	12
Deferred income taxes	7,320	(34)
Changes in operating assets and liabilities (net of acquisition balances):		
Accounts receivable	4,673	3,290
Inventories	(1,093)	(1,613)
Prepaid expenses and other assets	(279)	17
Accounts payable and accrued expenses	(1,236)	807
Income taxes receivable and payable	349	(1,355)
Deferred revenue	(308)	(107)
Net cash provided by operating activities	3,752	1,362
Cash flows from investing activities:		
Sales of marketable securities	—	1,019
Capital expenditures	(355)	(832)
Acquisitions of businesses, net of cash acquired	—	(492)
Net cash used in investing activities	(355)	(305)
Cash flows from financing activities:		
Increase in restricted cash	(200)	—
Payments on notes payable	(75)	(81)
Dividends paid	(2,507)	—
Proceeds from exercise of stock options	125	18
Net cash used in financing activities	(2,657)	(63)
Effect of exchange rate changes on cash and cash equivalents	128	226
Net increase in cash and cash equivalents	868	1,220
Cash and cash equivalents at the beginning of the period	39,885	36,440
Cash and cash equivalents at the end of the period	$ 40,753	$ 37,660

SUNRISE TELECOM INCORPORATED
NET SALES DETAILS
(In thousands, unaudited)

	Three Months Ended					
	March 31, 2004		**December 31, 2003**		**March 31, 2003**	
By Product:						
Wireline access	$ 7,114	51%	$ 10,239	50%	$ 6,005	51%
Cable broadband	3,540	26%	4,414	22%	3,157	26%
Fiber optics	2,183	16%	4,573	22%	2,334	20%
Signaling	964	7%	1,218	6%	362	3%
	$ 13,801		$ 20,444		$ 11,858	

	Three Months Ended					
	March 31, 2004		**December 31, 2003**		**March 31, 2003**	
By Region:						
North America (United States and Canada)	$ 7,555	55%	$ 13,354	65%	$ 6,664	56%
Asia Pacific	3,205	23%	4,038	20%	2,723	23%
Europe/Africa/Middle East	2,907	21%	2,470	12%	2,113	18%
Latin America	134	1%	582	3%	358	3%
	$ 13,801		$ 20,444		$ 11,858	

SUNRISE TELECOM INCORPORATED
SUMMARY OF CERTAIN NONCASH EXPENSES
(In thousands, unaudited)

The following expenses are included in the applicable lines of Sunrise Telecom Incorporated's Condensed Consolidated Statements of Operations, as required by accounting principles generally accepted in the United States of America.

	Three Months Ended March 31,	
	2004	**2003**
Amortization of deferred stock-based compensation:		
Included in cost of sales	$ 40	$ 71
Included in research and development	84	185
Included in selling and marketing	89	157
Included in general and administrative	53	117
	$ 266	$ 530
Amortization of acquisition-related intangible assets included in general and administrative	$ 722	$ 878

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